                                            FILED PURSUANT TO RULE NO. 424(b)(5)
                                            REGISTRATION NO. 333-49257



PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 14, 1998)

16,500,000 Shares

LOGO

Ordinary Shares
(par value $0.041666667 per share)

All of the Ordinary Shares, par value $0.041666667 per share (the "Ordinary Shares"), of ACE Limited, a Cayman Islands company (the "Company"), offered hereby (the "Offering") are being sold by the Company. The Ordinary Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "ACL". On April 14, 1998, the last reported sales price of the Ordinary Shares on the NYSE Composite Tape was $37 7/8 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Ordinary Shares will be purchased from the Company by J.P. Morgan Securities Inc. (the "Underwriter") at a price of $36 3/4 per share (resulting in $606,375,000 aggregate net proceeds (before expenses) to the Company). The Company will pay certain expenses of the Offering estimated at $500,000.

The Ordinary Shares may be offered by the Underwriter from time to time in one or more transactions (which may involve block transactions) on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated, subject to prior sale, when, as and if delivered to and accepted by the Underwriter. See "Underwriting."

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

The Ordinary Shares are offered, subject to prior sale, when, as and if accepted by the Underwriter and subject to approval of certain legal matters by counsel for the Underwriter. It is expected that delivery of the Ordinary Shares will be made against payment therefor in immediately available funds on or by April 17, 1998 at the office of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.

April 14, 1998

No person is authorized in connection with the Offering to give any information or to make any representation not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, and any information or representation not contained or incorporated herein or therein must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the accompanying Prospectus relate solely to the Ordinary Shares and may not be used or relied on in connection with any other offer or sale of securities of the Company. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes an offer to sell or a solicitation of any offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus Supplement nor the accompanying Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.

No action has been or will be taken by the Company or the Underwriter that would permit a public offering of the Ordinary Shares or possession or distribution of this Prospectus Supplement and the accompanying Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus Supplement and the accompanying Prospectus come are required by the Company and the Underwriter to inform themselves about and to observe any restrictions as to the Offering of the Ordinary Shares and the distribution of this Prospectus Supplement and the accompanying Prospectus.

In this Prospectus Supplement and the accompanying Prospectus, references to "dollar" and "$" are to United States currency, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT

                                      PAGE
Use of Proceeds...................... S-2
Capitalization....................... S-3
Underwriting......................... S-3


                                                                PAGE
                         Incorporation of Certain Documents by
                          Reference...........................    2
                         The Company..........................    4
                         The CAT Acquisition..................    5
                         Use of Proceeds......................    5
                         Taxation of Shareholders of the
                          Company.............................    5
                         Plan of Distribution.................   12
                         Legal Matters........................   12
                         Experts..............................   13

             PROSPECTUS

Available Information.................    2
Enforcement of Civil Liabilities under
 United States Federal Securities
 Laws.................................    2

                                USE OF PROCEEDS

The net proceeds from the sale of the Ordinary Shares offered hereby (after deducting underwriting discounts and commissions and estimated expenses of the Offering) are estimated to be approximately $605,875,000. A portion of the net proceeds will be used to repay $385 million of indebtedness incurred by the Company in connection with the acquisition of CAT Limited ("CAT") on April 1, 1998 and the remaining net proceeds will be used for general corporate purposes, which may include acquisitions. The aforementioned indebtedness was borrowed under the Company's existing revolving credit agreement and bears interest (5.97% as of April 13, 1998) at a rate based upon the London Interbank Offered Rate.

                                 CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as of December 31, 1997 and as adjusted to give effect to (i) the acquisition of ACE USA, Inc. on January 2, 1998, (ii) a three-for-one split of the Company's Ordinary Shares effective March 2, 1998, (iii) the acquisition of CAT on April 1, 1998 and (iv) the Offering and the application of the net proceeds therefrom. The following table should be read in conjunction with the Company's consolidated financial statements, and the notes thereto, incorporated by reference herein.

                                                        -----------------------
                                                          AS OF DECEMBER 31,
                                                                 1997
                                                        -----------------------
                                                            ACTUAL  AS ADJUSTED
Dollars in Thousands                                    ----------  -----------
Long-term debt......................................... $      --   $  250,000
Shareholders' equity:
  Ordinary Shares (par value $0.041666667; 300,000,000
   shares authorized, 163,414,356 shares issued and
   outstanding, 179,914,356 shares issued and
   outstanding as adjusted)............................      6,809       7,497
  Additional paid-in capital...........................  1,086,802   1,691,990
  Unearned stock grant compensation....................     (4,250)     (4,250)
  Net unrealized appreciation on investments...........    174,302     174,302
  Cumulative translation adjustments...................        709         709
  Retained earnings....................................  1,354,180   1,354,180
                                                        ----------  ----------
    Total shareholders' equity......................... $2,618,552  $3,224,428
                                                        ----------  ----------
    Total capitalization............................... $2,618,552  $3,474,428
                                                        ==========  ==========

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus Supplement (the "Underwriting Agreement"), the Underwriter has agreed to purchase, and the Company has agreed to sell to it, the Ordinary Shares. Under the terms and conditions of the Underwriting Agreement, the Underwriter is obliged to take and pay for all such Ordinary Shares, if any are taken.

It is expected that all or a substantial portion of the Ordinary Shares offered hereby may be sold by the Underwriter to purchasers in one or more transactions (which may involve block transactions) on the NYSE or on other national securities exchanges on which the Ordinary Shares are traded or otherwise. The distribution of the Ordinary Shares may also be effected from time to time in special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of the NYSE or such other exchanges, in the over-the-counter market, in negotiated transactions through the writing of options on the Ordinary Shares (whether such options are listed on an options exchange or otherwise), or in a combination of such methods at prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling Ordinary Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriter and/or the purchasers of such Ordinary Shares for whom they may act as agents or to whom they may sell as principal.

In connection with the sale of the Ordinary Shares, the Underwriter may receive compensation from purchasers of the Ordinary Shares for whom it may act as agent or to whom it may sell as principal in the form of commissions or discounts, in each case in amounts which will not exceed those customary in the types of transactions involved. The Underwriter and any dealers that participate in the distribution of the Ordinary Shares may be deemed to be underwriters, and any discounts received by them from the Company and any compensation received by them on resale of the Ordinary Shares by them may be deemed to be discounts and commissions, under the Securities Act.

The Company has agreed that, without the consent of the Underwriter, it will not, for a period of 90 days after the date of this Prospectus, (A) sell, pledge, assign or transfer or dispose of any equity securities of the Company or any option, right, warrant or contract to purchase any equity securities of the Company or any securities convertible into or exercisable or exchangeable for any equity security of the Company or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, other than (x) any issuances of Ordinary Shares, options, or other securities or rights pursuant to any employee or director compensation, option, savings, benefit or other plan of the Company, (y) any issuances upon exercise, conversion or exchange of any securities or obligations outstanding on the date of the Underwriting Agreement and (z) any issuances of equity securities as consideration for an acquisition.

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

From time to time in the ordinary course of its business, the Underwriter and its affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with the Company.

Meryl D. Hartzband, a Managing Director of the Underwriter, is a director of the Company.

PROSPECTUS

                               18,975,000 SHARES

                                  ACE LIMITED

                                ORDINARY SHARES
                           (PAR VALUE $0.041666667)

                               ----------------

  This prospectus relates to 18,975,000 ordinary shares, par value $0.041666667 per share ("Ordinary Shares"), of ACE Limited, a Cayman Islands company (the "Company"), which may be offered from time to time by the Company (the "Offering"). The Company may, from time to time, as determined by market conditions, offer shares in ordinary brokerage transactions on the New York Stock Exchange, Inc., by means of one or more block trades, secondary distributions, exchange distributions or special offerings, through a broker-dealer who purchases such shares as principal and resells them for its own account, or in other transactions to be determined at the time of sale. Such sales may be consummated using one or more broker-dealers. The specific terms of the offering and sale of the Ordinary Shares in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the public offering price and the aggregate number of Ordinary Shares offered. If any broker-dealers are involved in the sale of any of the Ordinary Shares, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth in or will be calculable from the information set forth in the applicable Prospectus Supplement. No Ordinary Shares may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering thereof. See "Plan of Distribution."

  The Ordinary Shares are listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "ACL." On April 14, 1998, the last reported sales price of the Ordinary Shares on the NYSE was $37 7/8 share.

  This Prospectus may not be used to consummate sales of Ordinary Shares unless accompanied by a Prospectus Supplement.

                               ----------------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
    AND EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION, NOR  HAS
      THE SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS
          PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS   A
            CRIMINAL OFFENSE.

                               ----------------

                     Prospectus dated April 14, 1998

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or at the Commission's worldwide web site at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Ordinary Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                    ENFORCEMENT OF CIVIL LIABILITIES UNDER
                     UNITED STATES FEDERAL SECURITIES LAWS

  The Company is a Cayman Islands company and certain of its officers and directors are residents of various jurisdictions outside of the United States. All or a substantial portion of the assets of the Company and such officers and directors, at any one time, are or may be located in jurisdictions outside of the United States. Therefore, it ordinarily could be difficult for investors to effect service of process within the United States on any of the parties who reside outside the United States or to recover against them on judgments of United States courts predicated upon civil liability under the United States federal securities laws. Notwithstanding the foregoing, the Company has appointed CT Corporation System, 1633 Broadway, New York, New York 10019, as its agent to receive service of process with respect to actions against it arising out of or in connection with the United States federal securities laws or out of violations of such laws in any federal or state court in the United States, in any case relating to the transactions covered by this Prospectus. The Company has been advised by Maples and Calder, its Cayman Islands counsel, that there is doubt as to whether the courts of the Cayman Islands would enforce (i) judgments of United States courts obtained in actions against such persons or the Company predicated solely upon United States federal securities laws and (ii) original actions brought in the Cayman Islands against such persons or the Company predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and the Cayman Islands providing for such enforcement, and there are grounds upon which Cayman Islands courts may not enforce judgments of United States courts. Certain remedies available under the United States federal securities laws would not be allowed in Cayman Islands courts as contrary to that jurisdiction's public policy.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 1-11778) are incorporated herein by reference:

    (a) Annual Report on Form 10-K for the fiscal year ended September 30,
  1997;

    (b) Quarterly Report on Form 10-Q for the quarter ended December 31,
  1997;

    (c) Current Report on Form 8-K, as amended (Date of earliest event reported: January 2, 1998);

    (d) Current Report on Form 8-K (Date of earliest event reported: March 25, 1998); and

    (e) The description of the Ordinary Shares included in the Registration Statement on Form 8-A dated March 2, 1993, as amended by Amendment No. 1 thereto dated March 11, 1993, filed under Section 12 of the Securities Exchange Act of 1934.

  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the Offering that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and shall be deemed a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of such person, a copy of any of the foregoing documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, ACE Limited, The ACE Building, 30 Woodbourne Avenue, Hamilton HM 08, Bermuda (telephone (441) 295-5200, facsimile (441) 295-5221).

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ----------------

  FOR NORTH CAROLINA INVESTORS: THE OFFERED SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT. THE BUYER IN NORTH CAROLINA UNDERSTANDS THAT NEITHER THE COMPANY NOR ITS SUBSIDIARIES ARE LICENSED IN NORTH CAROLINA PURSUANT TO CHAPTER 58 OF THE NORTH CAROLINA GENERAL STATUTES, NOR COULD THEY MEET THE BASIC ADMISSIONS REQUIREMENTS IMPOSED BY SUCH CHAPTER AT THE PRESENT TIME.

                               ----------------

  NO OFFERED SECURITIES MAY BE OFFERED OR SOLD IN THE CAYMAN ISLANDS. PERSONS RESIDENT IN BERMUDA FOR BERMUDA EXCHANGE CONTROL PURPOSES MAY REQUIRE THE PRIOR APPROVAL OF THE BERMUDA MONETARY AUTHORITY IN ORDER TO ACQUIRE ANY OFFERED SECURITIES.

                               ----------------

  In this Prospectus, references to "dollar" and "$" are to United States currency, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                                  THE COMPANY

  ACE is a holding company incorporated with limited liability under the Cayman Islands Companies Law (1995 Revision) and maintains its principal business office in Bermuda. The Company, through its Bermuda-based operating subsidiaries, A.C.E. Insurance Company, Ltd., Corporate Officers & Directors Assurance Ltd. ("CODA") and Tempest Reinsurance Company Limited ("Tempest"), provides insurance and reinsurance for a diverse group of international clients. Through its U.S.-based subsidiary, ACE USA, Inc. (formerly Westchester Specialty Group, Inc.) ("ACE USA"), the Company provides commercial and umbrella coverages to a broad range of clients in the United States. In addition, the Company provides funds at Lloyd's to support underwriting by syndicates managed by Methuen Underwriting Limited ("MUL"), ACE London Aviation Limited ("ALA") and ACE London Underwriting Limited ("ALU"), its indirect wholly owned subsidiaries.

  The Company's long-term business strategy focuses on achieving underwriting profits and providing value to its clients and shareholders through the utilization of its growing capital base within the insurance and reinsurance markets. As part of this strategy, the Company acquired CODA in 1993. During 1994 and 1995, the Company diversified its product portfolio from excess liability insurance and directors and officers liability insurance to accommodate the needs of its expanding, global client base of multinational corporations by adding satellite insurance, aviation insurance, excess property insurance and financial lines products. This diversification added balance to the risk of the existing portfolio of insurance products and enhanced the Company's overall profit potential while utilizing its existing capital base. The Company continued its strategic diversification with the acquisition in March 1996 of 51 percent of Methuen Group Limited ("Methuen"), the holding company for MUL, and in July 1996 of Tempest, a leading Bermuda-based property catastrophe reinsurer. The acquisition of Tempest provided the Company with a unique opportunity to expand into the property catastrophe reinsurance business through an established and well known reinsurance company. Tempest underwrites property catastrophe reinsurance on a worldwide basis, emphasizing excess layer coverages, and has large aggregate exposures to man-made and natural disasters. The short-tail nature of the property catastrophe business and shorter loss payout patterns complement the generally longer-tail nature of the Company's other product lines.

  In November 1996, the Company acquired the remaining 49 percent interest in Methuen. Also in November 1996, the company acquired Ockham Worldwide Holdings plc which subsequently changed its name to ACE London Holdings Ltd ("ACE London"). ACE London owns two Lloyd's managing agencies, ALA and ALU.

  In March 1997, the Company, together with two other insurance companies, formed a managing general agency in Bermuda to provide underwriting services to the three organizations for political risk insurance coverage. The new company, Sovereign Risk Insurance Ltd ("Sovereign") issues subscription policies with the Company assuming 50 percent of each risk underwritten. The Company currently cedes 10 percent of all risks assumed from Sovereign. Sovereign offers limits of up to $50 million per project ($100 million per project after July 1, 1998) and $100 million per country ($250 million with respect to certain countries).

  On January 2, 1998, the Company acquired all of the outstanding capital stock of ACE USA for aggregate cash consideration of $338 million. ACE USA, through its insurance subsidiaries, provides specialty commercial property and umbrella liability coverages in the U.S. In connection with the acquisition, National Indemnity, a subsidiary of Berkshire Hathaway, provided $750 million (75 percent quota share of $1 billion) of reinsurance protection to ACE USA with respect to its loss reserves for the 1996 and prior accident years. The Company financed this transaction with $250 million of bank debt and the remainder with available cash.

  On September 30, 1997, the Company announced the incorporation of ACE Insurance Company Europe Limited ("AICE"), as part of the International Financial Services Centre in Dublin, Ireland. AICE has been granted a license to write all 18 classes of non-life insurance in all member states of the European Union.

  On March 11, 1998, the Company announced the formation of a joint venture, ACE Capital Re Limited, with Capital Re Corporation ("Capital Re"). ACE Capital Re Limited, a Bermuda-domiciled professional reinsurance company, will write both traditional and custom-designed programs covering financial guaranty, mortgage guaranty and a broad range of financial risks. Operations will be underwritten and managed in Bermuda by a joint venture managing agency, ACE Capital Re Managers Ltd. The Company and Capital Re each have a 50 percent economic interest in ACE Capital Re Limited and ACE Capital Re Managers Ltd.

  On April 1, 1998, the Company acquired (the "CAT Acquisition") CAT Limited ("CAT"), a privately-held Bermuda-based property catastrophe reinsurance company, for $711 million in cash, subject to certain adjustments. See "The CAT Acquisition."

  The Company's principal executive offices are located at The ACE Building, 30 Woodbourne Avenue, Hamilton HM 08 Bermuda, and its telephone number is
(441) 295-5200.

                              THE CAT ACQUISITION

  On April 1, 1998, the Company acquired CAT, a privately-held Bermuda-based property catastrophe reinsurance company, for total consideration of $711 million. Of the total consideration, $624 million was paid by the Company to CAT's shareholders at closing and $67 million was paid by CAT to the holders of certain of its equity award units and stock options at closing. In addition, the Company agreed to pay to CAT's shareholders the increase, if any, in CAT's net book value from January 1, 1998 to April 1, 1998, subject to a maximum of $40 million. At closing, the Company paid $20 million, the estimated increase in such net book value, into an escrow pending determination of CAT's closing net book value. At December 31, 1997, CAT's net book value was approximately $474 million (after giving effect to the distribution of the outstanding capital stock of Enterprise). For the year ended December 31, 1997, CAT had net premiums written of $136 million and net income of $106 million.

  Prior to consummation of the CAT Acquisition, CAT disposed of its interest in Enterprise Reinsurance Holdings Corporation ("Enterprise"), a provider of finite reinsurance, insurance and strategic risk financing, to CAT's shareholders. ACE received from certain of CAT's shareholders an option to acquire up to 29 percent of the outstanding capital stock (19.9 percent voting interest) of Enterprise.

  Simultaneously with the closing of the CAT Acquisition, CAT acquired all of the outstanding capital stock of Hamilton Services Limited, a technology and support services company whose principal customer is CAT, for approximately $1.6 million in cash.

  Initially, the CAT Acquisition was financed with approximately $385 million of short-term borrowings under the Company's existing credit facility and from available cash. A portion of the proceeds from the Offering will be used to refinance the aforementioned borrowings.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Ordinary Shares offered hereby will be used to repay $385 million of indebtedness incurred by the Company in connection with the CAT Acquisition and the remaining net proceeds will be used for general corporate purposes, which may include acquisitions. The aforementioned indebtedness was borrowed under the Company's existing revolving credit agreement and bears interest (5.97% as of April 13, 1998) at a rate based upon the London Interbank Offered Rate.

                    TAXATION OF SHAREHOLDERS OF THE COMPANY

  The following summary of the taxation of shareholders of the Company is based upon current law. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

  Statements made below as to Cayman Islands law are based on the opinion of Maples and Calder, Cayman Islands counsel to the Company. Statements made below as to Bermuda law are based on the opinion of Conyers

Dill & Pearman, Bermuda counsel to the Company. Statements made below as to United States law are based upon the opinion of Mayer, Brown & Platt, United States counsel to the Company.

CAYMAN ISLANDS TAXATION

  Dividends paid by the Company are not subject to Cayman Islands withholding tax.

BERMUDA TAXATION

  Currently, there is no Bermuda withholding tax on dividends paid by the Company.

UNITED STATES TAXATION OF U.S. AND NON-U.S. SHAREHOLDERS

 Summary

  The following summary is qualified in its entirety by the more detailed discussions set forth below:

  . In any fiscal year in which the gross related person insurance income ("RPII") of any foreign insurance company subsidiary of the Company is 20 percent or more of such insurance company subsidiary's gross insurance income for such fiscal year, U.S. persons who own Ordinary Shares on the last day of such subsidiary's fiscal year may be required to include their pro rata share of such insurance company subsidiary's RPII, as described below, in their income for their taxable year which includes the last day of the subsidiary's fiscal year and report such amount on the U.S. income tax or information returns that they would normally file for that taxable year. They also would be required to attach to their returns Internal Revenue Service ("IRS") Form 5471, which shows the calculation of RPII and certain other information about the Company. Although no assurances can be given, the Company believes that RPII will be less than 20 percent of gross insurance income for the current and future fiscal years.

  . IF RPII reporting is required for a particular fiscal year, the Company will send to each shareholder who owned Ordinary Shares on the last day of such year a Form 5471 completed with all Company information (including the amount of RPII) and instructions for completing the shareholder information. Tax-exempt organizations may be required to report their share of RPII for any taxable year in which RPII reporting is required on the information return that such tax-exempt organizations would normally file for the year that includes the last day of such tax year and attach to that return Form 5471.

  . Gain from the sale or exchange of Ordinary Shares that would otherwise be capital gain will not be treated as ordinary income pursuant to Code section 1248 of the U.S. Internal Revenue Code (the "Code"). It is possible, however, that the IRS might interpret regulations proposed by the U.S. Treasury Department, or that the Treasury Department might amend such regulations, to apply section 1248 and the requirement to file Form 5471 to dispositions of Ordinary Shares. If the IRS or Treasury Department were to take such action, the Company would notify shareholders that Section 1248 will apply to dispositions of Ordinary Shares. Under current law, U.S. persons (including tax-exempt organizations) who own less than 10 percent of the Ordinary Shares and sell or exchange Ordinary Shares will not be required to file Form 5471 with respect to such dispositions.

 RPII

  The following discussion generally is applicable only if the RPII of any of the Company's foreign insurance company subsidiaries, determined on a gross basis, is 20 percent or more of that insurance company subsidiary's gross insurance income for the taxable year. For the Company's most recent fiscal year ended September 30, 1997, the Company believes gross RPII of each of its foreign insurance company subsidiaries was below 20 percent for the year. Although no assurances can be given, the Company anticipates that gross RPII of each of its foreign insurance company subsidiaries will be less than 20 percent of each such subsidiary's gross insurance income for subsequent years and will endeavor to take such steps as it determines to be reasonable to cause its gross RPII to remain below such level.

 Classification of the Company as a Controlled Foreign Corporation

  Under section 951(a) of the Code, each "United States shareholder" of a "controlled foreign corporation" ("CFC") must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. Under Code section 951(b), any U.S. corporation, citizen, resident or other U.S. person who owns, directly or indirectly through foreign persons, or is considered to own (by application of the rules of constructive ownership set forth in Code section 958(b), generally applying to family members, partnerships, estates, trusts or controlled corporations) 10 percent or more of the total combined voting power of all classes of stock of the foreign corporation will be considered to be a "United States shareholder." In general, a foreign corporation is treated as a CFC only if such "United States shareholders" collectively own more than 50 percent (more than 25 percent for certain insurance companies) of the total combined voting power or total value of the corporation's stock for an uninterrupted period of 30 days or more during any tax year. The Company believes that because of the wide dispersion of its share ownership and because under its Articles of Association no single shareholder is permitted to hold as much as 10 percent of its total combined voting power, it is not a CFC under the foregoing general rules.

 RPII Companies

  Different definitions of "United States shareholders" and "controlled foreign corporation" are applicable in the case of a foreign corporation which earns RPII. RPII is defined in Code section 953(c)(2) as any "insurance income" attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "United States shareholder" or a "related person" to such a shareholder. The proposed regulations provide that, in general, "insurance income is income (including premium and investment income) attributable to the issuing or reinsuring of any insurance or annuity contract in connection with risks located in a country . . . other than the country under the laws of which the controlled foreign corporation is created or organized and which would be taxed under [the portions of the Code relating to insurance companies] if the income were the income of a domestic insurance company."

  Generally, the term "related person" for this purpose means someone who controls or is controlled by the U.S. shareholder or someone who is controlled by the same person or persons which control the U.S. shareholder. Control is measured by either more than 50 percent in value or more than 50 percent in voting power of stock applying constructive ownership principles similar to the rules of section 958 of the Code. A corporation's pension plan is ordinarily not a "related person" with respect to the corporation unless the pension plan owns, directly or indirectly through the application of constructive ownership rules similar to those contained in section 958, more than 50 percent measured by vote or value, of the stock of the corporation. For purposes of inclusion of the Company's insurance company subsidiaries' RPII in the income of United States shareholders, unless an exception applies, the term "United States shareholder" includes all U.S. persons who beneficially own any amount (rather than 10 percent or more) of the Company's stock. An insurance company subsidiary of the Company will be treated as a CFC if such U.S. persons are treated as owning 25 percent or more of the stock of the insurance company subsidiary.

  In determining the "United States shareholders" of the Company's foreign insurance company subsidiaries, stock of the Company's foreign insurance company subsidiaries held indirectly by U.S. persons through the Company or any other non-U.S. entity is treated as held by United States shareholders.

 RPII Exceptions

  The special RPII rules do not apply if (A) direct and indirect insureds and persons related to such insureds, whether or not U.S. persons, are treated as owning less than 20 percent of the voting power and less than 20 percent of the value of the stock of the Company's insurance company subsidiaries (which exception is not anticipated to apply to the Company and its subsidiaries),
(B) the RPII of each of the Company's foreign insurance company subsidiaries, determined on a gross basis, is less than 20 percent of each such subsidiary's gross insurance income for the taxable year, (C) a foreign insurance company subsidiary of the Company elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a United States trade or business, or (D) a foreign insurance company subsidiary of the Company elects to be treated as a United States corporation. Where none of these exceptions applies, each United States person owning or treated as owning stock in the Company (and therefore, indirectly, in a foreign insurance company subsidiary of the Company) on the last day of an insurance company subsidiary's fiscal year will be required to include in its gross income for United States federal income tax purposes its share of the RPII for the entire taxable year, determined as if all such RPII were distributed proportionately only to such United States shareholders at that date, but limited by the insurance company subsidiaries' current-year earnings and profits and by the U.S. shareholder's share, if any, of prior-year deficits in earnings and profits.

 Computation of RPII

  In order to determine how much RPII the Company has earned in each fiscal year, the Company obtains and relies upon information from its insureds to determine whether any of the insureds or persons related to such insureds own shares of the Company and are U.S. persons. The Company currently sends, and intends to continue to send, a letter after each fiscal year to each person who was an insured during the year asking the insured to represent whether it was a U.S. shareholder of the Company or related to a U.S. shareholder during the year. For any year in which gross RPII is 20 percent or more of a foreign insurance company subsidiary's gross insurance income for the year, the Company may also seek information from its shareholders as to whether beneficial owners of Ordinary Shares at the end of the year are United States persons so that the RPII may be determined and apportioned among such persons. The Company will inform all shareholders of RPII per share and U.S. shareholders are obligated to file a return reporting such amounts. To the extent the Company is unable to determine whether a beneficial owner of shares is a U.S. person the Company may assume that such owner is not a U.S. person for the purpose of allocating RPII, thereby increasing the per share RPII amount for all U.S. shareholders.

  If, as anticipated, RPII of each of the Company's foreign insurance company subsidiaries is less than 20 percent of gross insurance income for the current and subsequent fiscal years, U.S. shareholders will not be required to include RPII in their taxable income for such years. The Company's estimate of its insurance company subsidiaries' gross insurance income constituting RPII is based on information provided to the Company by insureds of those insurance company subsidiaries concerning whether the insureds are "United States shareholders" or "related persons" thereto. The amount of RPII includible in the income of a U.S. shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

 Apportionment of RPII to U.S. Shareholders

  Every U.S. person who owns Ordinary Shares on the last day of any fiscal year of a foreign insurance company subsidiary in which such insurance company subsidiary's gross insurance income constituting RPII for that year equals or exceeds 20 percent of that insurance company subsidiary's gross insurance income should expect that for such year it will be required to include in gross income its share of that insurance company subsidiary's RPII for the entire year, whether or not distributed, even though it may not have owned the shares for the entire year. A U.S. person who owns Ordinary Shares during such fiscal year but not on the last day of the fiscal year, which would normally be September 30, is not required to include in gross income any part of the Company's insurance company subsidiaries' RPII.

  The tax consequences of RPII will not be applicable in any future fiscal year in which the gross insurance income attributable to U.S. shareholders is less than 20 percent of the gross insurance income of any of the Company's insurance subsidiaries. See "Taxation of Shareholders of the Company--United States Taxation of U.S. and Non-U.S. Shareholders--RPII." The Company expects that the gross insurance income of its foreign insurance company subsidiaries attributable to U.S. shareholders for its current and subsequent fiscal years will be below 20 percent of the gross insurance income of each such insurance company subsidiary.

 Information Reporting

  Each U.S. person who is a shareholder of the Company on the last day of a fiscal year of a foreign insurance company subsidiary in which such foreign insurance company subsidiary's gross RPII constitutes 20 percent or more of that foreign insurance company subsidiary's gross insurance income must attach to the income tax or information return it would normally file for the period which includes that date a Form 5471 with respect to the Company. This filing requirement applies if the Company is a CFC for any thirty-day period during its fiscal year whether or not any net RPII income is required to be reported. The foreign insurance company subsidiaries of the Company will not be considered to be CFCs for this purpose and, therefore, Form 5471 will not be required, for any fiscal year in which each such foreign insurance company subsidiary's gross RPII constitutes less than 20 percent of its gross insurance income. U.S. persons who at any time own 10 percent or more of the shares of the Company may be required in certain circumstances to file Form 5471 regardless of the amount of RPII received by the insurance company subsidiaries. For any year in which any of the Company's foreign insurance company subsidiaries' gross RPII constitutes 20 percent or more of their respective gross insurance incomes, the Company intends to mail to all shareholders of record, and will make available at the transfer agent with respect to the Ordinary Shares, Form 5471 (completed with Company information) for attachment to the returns of shareholders. The amounts of the RPII inclusions may be subject to adjustment based upon subsequent IRS examination. A tax-exempt organization will be required to attach Form 5471 to its information return in the circumstances described above. Failure to file Form 5471 may result in penalties.

 Tax-Exempt Shareholders

  U.S. tax-exempt shareholders to which RPII is allocated are required to treat such RPII as unrelated business taxable income within the meaning of Code section 512, except to the extent that RPII is due to insurance or reinsurance of that tax-exempt shareholder or its affiliates.

 Basis Adjustments

  A U.S. shareholder's tax basis in its Ordinary Shares will be increased by the amount of any RPII that the shareholder includes in income. The shareholder may exclude from income the amount of any distributions by the Company to the extent of the RPII included in income for the year in which the distribution was paid or for any prior year. The U.S. shareholder's tax basis in its Ordinary Shares will be reduced by the amount of such distributions that are excluded from income. In general, a U.S. shareholder will not be able to exclude from income distributions with respect to RPII that a prior shareholder included in income.

 Dispositions of Ordinary Shares

  Code section 1248 provides that if a U.S. person owns 10 percent or more of the voting shares of a corporation that is a CFC, any gain from the sale or exchange of the shares may be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). Code section 953(c)(7) generally provides that section 1248 also will apply to the sale or exchange of shares in a foreign corporation that earns RPII if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a 10 percent shareholder or whether RPII constitutes 20 percent or more of the corporation's gross insurance income. Existing Treasury Department regulations do not address whether Code section 1248 would apply when the foreign corporation (such as the Company) is not a CFC but the foreign corporation has a subsidiary that is a CFC or that would be taxed as an insurance company if it were a domestic corporation.

  The Company believes, based on the advice of counsel, that Code section 1248 will not apply to dispositions of Ordinary Shares because the Company does not have any 10 percent shareholders and the Company is not directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret proposed regulations under Code section 953 in this manner or that the Treasury Department will not amend the proposed regulations under Code section 953 or other regulations to provide that Code section 1248 will apply to dispositions of shares in a corporation such as the Company which is engaged in the insurance business directly or indirectly through its subsidiaries. If the IRS or Treasury Department were to take such action, the Company would notify shareholders that Code section 1248 will apply to dispositions of Ordinary Shares.

  A shareholder of the Company who at no time owns 10 percent or more of the Ordinary Shares is not required to file IRS Form 5471 with respect to a disposition of Ordinary Shares. A 10 percent U.S. shareholder of the Company may in certain circumstances be required to report a disposition of Ordinary Shares by attaching Form 5471 to the U.S. income tax or information return that it would normally file for the taxable year in which the disposition occurs.

 Foreign Tax Credit

  Because U.S. shareholders own a majority of the Company's shares and because a substantial part of the Company's foreign insurance company subsidiaries' business includes the insurance of U.S. risks, only a portion of the RPII and dividends paid by the Company (including any gain from the sale of Ordinary Shares that is treated as a dividend under Section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitation. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for certain U.S. shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

 Uncertainty as to Application of RPII

  The RPII provisions of the Code have never been interpreted by the courts. Regulations interpreting the RPII provisions of the Code exist only in proposed form, having been proposed on April 16, 1991. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The description of RPII herein is therefore qualified. Accordingly, the meaning of the RPII provisions and the application thereof to the Company and its subsidiaries is uncertain. These provisions include the grant of authority to the U.S. Treasury Department to prescribe "such regulations as may be necessary to carry out the purpose of this subsection including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." In addition, there can be no assurance that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination. Each U.S. person who is considering an investment in Ordinary Shares should consult his tax advisor as to the effects of these uncertainties.

 Passive Foreign Investment Companies

  Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). In general, a foreign corporation will be a PFIC if 75 percent or more of its income constitutes "passive income" or 50 percent or more of its assets produce passive income. If the Company were to be characterized as a PFIC, its United States shareholders would be subject to a penalty tax at the time of their sale of (or receipt of an "excess distribution" with respect to) its shares and a portion of the gain may be recharacterized as ordinary income. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125 percent of the average distribution with respect to the stock during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the United States shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions throughout the holder's period of ownership at the highest marginal tax rate for ordinary income. The interest charge is equal to the applicable rate imposed on underpayments of U.S. Federal income tax for such period.

  The PFIC statutory provisions contain an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . . ." This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. In the Company's view, the Company and its wholly-owned direct and indirect subsidiaries are predominantly engaged in an insurance business and do not have financial reserves in excess of the reasonable needs of their insurance business. The PFIC statutory provisions contain a look-through rule that states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received "directly its proportionate share of the income . . ." and as if it "held its proportionate share of the assets . . ." of any other corporation in which it owns at least 25 percent of the stock. Under the look-through rule the Company would be deemed to own the assets and to have received the income of its insurance subsidiaries directly for purposes of determining whether the Company qualifies for the aforementioned insurance exception.

  However, no regulations interpreting the substantive PFIC provisions have yet been issued. Therefore, substantial uncertainty exists with respect to their application or their possible retroactivity. Each U.S. person who is considering an investment in Ordinary Shares should consult his tax advisor as to the effects of these rules.

 Other

  Dividends paid by the Company to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by section 243 of the Code.

  Except as discussed below with respect to backup withholding, dividends paid by the Company will not be subject to a U.S. withholding tax.

  Nonresident alien individuals will not be subject to U.S. estate tax with respect to Ordinary Shares of the Company.

  Information reporting to the IRS by paying agents and custodians located in the U.S. will be required with respect to payments of dividends (if any) on the Ordinary Shares to U.S. persons or to paying agents or custodians located in the United States. In addition, a holder of Ordinary Shares may be subject to backup withholding at the rate of 31 percent with respect to dividends paid by such persons, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or
(b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a holder's regular Federal income tax liability.

  Subject to certain exceptions, persons that are not U.S. persons will be subject to United States Federal income tax on dividend distributions with respect to, and gain realized from the sale or exchange of, Ordinary Shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the United States.

  The foregoing discussion (including and subject to the matters and qualifications set forth in such summary) of certain tax considerations (i) under "Taxation of Shareholders of the Company--Bermuda Taxation" is based upon the advice of Conyers Dill & Pearman, Hamilton, Bermuda, (ii) under "Taxation of Shareholders of the Company--Cayman Islands Taxation" is based upon the advice of Maples and Calder, George Town, Cayman Islands, British West Indies, and (iii) under "Taxation of Shareholders of the Company--United States Taxation of U.S. and Non-U.S. Shareholders" is based upon the advice of Mayer, Brown & Platt, Chicago, Illinois (the advice of such firms does not include any factual accounting matters, determinations or conclusions such as RPII amounts and computations and amounts of components thereof (for example, amounts or computations of income or expense items or reserves entering into RPII computations) or facts relating to the Company's business or activities, all of which have been supplied by the Company). The summary is based upon current law and is for general information only. The tax treatment of a holder of Ordinary Shares, or of a person treated as a holder of Ordinary Shares for United States Federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of Ordinary Shares. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF OWNING THE ORDINARY SHARES.

                           PLAN OF DISTRIBUTION

  The Company may sell Ordinary Shares registered hereunder from time to time in one or more transactions on or after the date hereof. The aggregate proceeds to the Company from sales of the Ordinary Shares offered hereby will be the purchase price of such Ordinary Shares, less any commissions, discounts or other compensation of the Broker-Dealer (as defined).

  Sales of Ordinary Shares by the Company may be made from time to time, as market conditions permit, by any of the following means, or any combination thereof, using such broker-dealer or broker-dealers as may enter into arrangements with the Company from time to time (herein referred to as the "Broker-Dealer"): (i) ordinary brokerage transactions on the NYSE and transactions in which the Broker-Dealer solicits purchasers; (ii) block trades in accordance with the rules of the NYSE in which the Broker-Dealer may attempt to sell the Ordinary Shares as agent but may position and resell all or a portion of the block as principal to facilitate the transactions; (iii) "off-board" secondary distributions, exchange distributions or special offerings in accordance with the rules of the NYSE in which the Broker-Dealer may act as principal or agent; (iv) sales to the Broker-Dealer in which such Broker-Dealer purchases the shares as principal and resells such shares for its own account pursuant to a Prospectus Supplement; (v) sales "at the market" or to or through a market maker or into an existing trading market, on an exchange or otherwise, for such Ordinary Shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers.

  The Ordinary Shares are expected to be sold at prices prevailing at the time of sale, and it is anticipated that the offering prices will not exceed the last reported sale price for the Ordinary Shares of the Company on the NYSE immediately prior to the determination thereof. The Broker-Dealer will receive such brokerage commissions or other compensation as may be negotiated with the Company immediately prior to the sale. Such commissions or other compensation are not expected to exceed those customary in the types of transactions involved. The Broker-Dealer may also receive compensation from purchasers of the Ordinary Shares which is not expected to exceed that customary in the types of transactions involved.

  In connection with the sale of the Ordinary Shares offered hereby, the Broker-Dealer may be deemed to be an underwriter within the meaning of the Securities Act, in which event the brokerage commissions or discounts received by it may be deemed to be underwriting compensation. To the extent required by the Securities Act, additional information relating to the specific Ordinary Shares offered, the price at which such Ordinary Shares are offered and the particular selling arrangements, if any, made with any Broker-Dealer in connection therewith (including any applicable commissions or discounts) will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. The Company, under arrangements which it may enter into with the Broker-Dealer, may agree to indemnify the Broker-Dealer against certain liabilities, including liabilities under the Securities Act or to contribute to payments that the Broker-Dealer may be required to make in respect thereof.

                                 LEGAL MATTERS

  Certain legal matters with respect to Cayman Islands law and with respect to the validity of the Ordinary Shares offered hereby will be passed upon for the Company by Maples and Calder, George Town, Grand Cayman, Cayman Islands, British West Indies. Certain legal matters with respect to Bermuda law will be passed upon for the Company by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters with respect to United States law will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois and for any Broker-Dealers by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements as of September 30, 1997 and 1996 and for each of the fiscal years in the three-year period ended September 30, 1997, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 have been so incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

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